

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

September 4, 2007

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **RE: Pericom Semiconductor Corporation**
> **Form 8-K filed August 8, 2007**
> **File No. 0-27026**

Dear Ms. Chen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief